Exhibit 99.3

Q1 2023 ARRIVAL BUSINESS UPDATE TRANSCRIPT

Annie Wechter, Director of Investor Relations

Good afternoon. Thank you all for joining us today to discuss Arrival’s first quarter 2023 business update. I’m Annie Wechter, Director of Investor Relations and today we have with us - Igor Torgov, Arrival CEO, Mike Ableson, CEO of North America, and John Wozniak, CFO.

Before we begin, I’d like to remind everyone that certain statements made on this call today are forward-looking statements. These statements are subject to various risks and uncertainties and reflect our current expectations based on our beliefs, assumptions and the information currently available to us.

Although we believe these expectations are reasonable, we undertake no obligation to revise any statements to reflect changes that occur after this call. Descriptions of these factors and other risks that could cause actual results to differ materially from these forward-looking statements are discussed in more detail in our filings with the SEC and our first quarter 2023 business update issued today on the 15th of May.

During the call, we also refer to certain non-IFRS financial measures. This should be considered in addition to and not as a substitute for or in isolation from our IFRS results.

For further information please refer to our investor relations website at investors.arrival.com. With that in mind, I’ll now turn it over to Igor.

Igor Torgov, CEO

Thank you, Annie, and good afternoon and evening, everyone.

In Q1 we significantly reduced our cost base through the optimization initiatives we had planned for the quarter, including nearing our target for ‘regular’ quarterly spend, which excludes settlement of legacy supplier obligations and other restructuring costs.These actions have allowed us to focus the organization on our business plan which is to deliver a purpose-built Class 4 delivery vehicle for the U.S. market in 2024, which we call the XL Van.

I would like to remind you that we believe we have a clear and compelling business plan focused around our XL Van. The XL Van is a Class 4 commercial vehicle designed specifically for last mile delivery fleets. Vehicles in this size category are typically too large to be manufactured by a traditional automotive OEM. As a result, the vast majority of vehicles in this class are built using an OEM chassis that is then finished as a complete vehicle through a second stage manufacturer. Our XL Van also shares a high level of commonality with our certified European L Van, has a high margin profile, and qualifies for IRA tax credits up to $40,000, making it ultimately a very strong contender for adoption by U.S. fleet operators.

During the quarter we announced a business combination with Kensington Capital Acquisition Corp. 5. Kensington’s senior leadership adds decades of automotive and industrial experience as well as access to valuable customers and suppliers, expertise in building and running vehicle manufacturing facilities, and public company leadership in managing and deploying capital. The combination validates Arrival’s strategy to bring a purpose-built Class 4 last-mile delivery vehicle to the U.S. market and should provide a meaningful amount of capital for the XL program. We are looking forward to partnering with Kensington to meet our production goals.

Our focus going forward this year is on closing the merger with Kensington and executing our operational milestones, which include:

•	Continuing to validate our product and manufacturing method through producing 10 L vans in Bicester;

•	Accumulating 250,000 kilometers in road mileage testing.

•	And Finalizing our XL Van Design

All these efforts will help to inform and improve the design and manufacturing of our XL Van when it enters production in Charlotte, planned for next year. I’ll now hand it over to Mike to elaborate on how we are progressing towards achieving these milestones.

Mike Ableson, CEO North America

Thanks, Igor.

The 10 Bicester van builds are progressing well. We have completed the build of 3 vehicles and have a further 5 vehicles in process. To remind everyone, we are building these vehicles to further develop and integrate our manufacturing process and to then accumulate additional test miles with the vehicles. In Bicester, we now have several stages of our body assembly process running completely automatically with our AMR’s integrated to carry both parts and the vehicle to the assembly cell. To date, we’re nearing 50% of our design throughput in some of the assembly stages. Because the manufacturing process we’re using in Bicester is very similar to what we’ll use in Charlotte for the XL van, our Bicester development experience will have an enormous benefit for the Charlotte factory next year.

We have also advanced on our road mileage accumulation target, racking up 90,000 kilometers so far from our L Van fleet, with the goal of accumulating over 250,000 kilometers by the end of the year. Our vans are being driven for multiple hours almost every day on public roads by Arrival employees, and I’m happy to say that the vans are operating reliably and to specification. Due to the reuse of common components and engineering solutions, this mileage accumulation program is continuing to improve our confidence for the XL program.

On the XL van program itself, we’ve completed our fourth round of vehicle simulation and analysis in preparation for release of long-lead structural parts next quarter. As we’ve further evaluated the XL program business case, we’ve decided that commercially available systems may present a better alternative than developing and tooling in-house components, especially for those components with a high material cost. Using commercially available components reduces our development cost, program investment and program risk. We’ll have more to say around the specific component strategy in the future.

That concludes my summary. I’ll now turn it over to John to provide our financial update.

John?

John Wozniak, CFO

Thanks, Mike.

In March, we outlined our priorities for this year, which are to raise the capital required to operate the business into late 2023 and to raise sufficient funds to bring the XL Van to market next year.

I would first like to comment on our initiatives to improve our liquidity position this year.

We ended March with $130 million of cash on hand. The change in cash of $75 million from Q4 included a $25 million receipt from Antara and use of cash of approximately $60 million for restructuring-related costs and legacy supplier payments.

In April we entered into a business combination agreement with Kensington Capital Acquisition Corp. V, which provides us access to up to $283 million upon closing of the transaction, subject to redemptions. The business combination remains subject to shareholder approval. In addition, we are working diligently to complete our annual report on Form 20-F for the fiscal year ended December 31st, 2022.

In summary, we believe our business plan is sound, and we are working diligently to bring in the necessary capital to meet our 2024 production goals. Our top priority remains closing our transaction with Kensington, and the entire senior leadership team is focused on making that happen.

We are still very optimistic that we have the IP, talent and know-how to bring Arrival’s purpose-built vans to market and we believe we will succeed in proving out our revolutionary new methods of production. In these challenging market conditions, it will require a great deal of discipline, perseverance, and support from our partners, but we are confident that we will meet those challenges head-on and emerge as one of the leaders in the rapidly growing commercial EV market.

We want to thank our shareholders, investment partners, customers, suppliers and employees who have stayed loyal to Arrival over the years and continue to root for us every step of the way.

And with that, we can move to Q&A.